

April 4, 2013

Via E-mail
Kirk R. Oliver
Chief Financial Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

> **Re: UGI Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 21, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 11, 2012**
> **File No. 1-11071**

Dear Mr. Oliver:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Index to Financial Statements and Financial Statement Schedules, page F-2

Notes to Consolidated Financial Statements, page F-11

Note 2 – Significant Accounting Policies, page F-12

1. Please tell us your consideration of disclosing your accounting policies related to asset retirement obligations, proportionate consolidation and accounts receivable allowances.

Note 4 – Acquisitions & Dispositions, page F-18

2. In light of the materiality of the Heritage Acquisition, please tell us your consideration of filing a Form 8-K which would include Audited and Unaudited Combined Financial Statements of Heritage Operating, L.P. and subsidiaries and Titan Energy Partners, L.P. and subsidiaries and Unaudited Pro Forma Condensed Combined Financial Information. Refer to Item 9.01 of Form 8-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 27

Annual Bonus Awards, page 38

3. We note your disclosure on page 39 regarding targeted EPS and the committee's adjustment of EPS for purposes of calculating bonuses. Please disclose within this discussion the actual EPS achieved by the company in Fiscal 2012, as well as EPS as adjusted by the committee for the purpose of calculating bonuses. Please refer to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: John Walsh
Chief Executive Officer